SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For November 22, 2011

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: November 22, 2011 By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

www.metrogas.com.ar

FOR IMMEDIATE RELEASE

METROGAS FILES AN IMPROVED PROPOSAL FOR REORGANIZATION

PROCEEDINGS TO THE UNSECURED CREDITORS

Buenos Aires, Argentina, November 22, 2011 -- MetroGAS announced today that, within the framework of the Reorganization Proceedings of MetroGAS S.A. (the "Company") filed at the First Instance of the National Commercial Court No. 26, presided by Dra. María Cristina O'Reilly, Clerk's Office No. 51, the Company filed yesterday in the same Court an improved proposal for Reorganization Proceedings geared towards unsecured creditors, who hold verified and admissible claims (the "Unsecured Creditors").

The improved proposal consists of paying holders of the verified or admitted unsecured claims through the delivery - in exchange and upon agreement of said claims - new negotiable obligations in US Dollars that expire on December 31, 2018, in American Dollars, amounting to fifty three point two percent (53.2%) - measured in US Dollars - of the amount of the unsecured claims (the "Negotiable Obligations"). In addition, the remaining forty six point eight (46.8%), which represents the discount to the total amount of the unsecured credit, is tied to the condition that (i) within the first year as of the date that the Negotiable Obligations are issued, or (ii) on December 31, 2013, whichever happens later, the anticipated expiration of the Negotiable Obligations will not take place as a result of any of the several default assumptions. The Negotiable Obligations will depreciate completely on their expiration on December 31, 2018. The Negotiable Obligations will accrue interest at a fixed rate of 8.875% per annum and will be issued in two series with substantially the same terms and conditions, and both of which will be part of the public offering. One of the series will be offered in exchange to those Unsecured Creditors holders of existing negotiable obligations with public offering and the other series will be offered to the remaining Unsecured Creditors without Obligations.

The complete proposal is be available to the shareholders at Company's headquarters, Gregorio Aráoz de Lamadrid 1360, Ciudad de Buenos Aires.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations